WORK Medical Technology Group LTD

November 6, 2023

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Michael Fay
Daniel Gordon
Margaret Schwartz
Katherine Bagley

Re:	WORK Medical Technology Group LTD
Amendment No. 4 to Registration Statement on Form F-1
Filed on September 29, 2023
File No. 333-271474

Ladies and Gentlemen:

This letter is in response to the letter dated October 12, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to WORK Medical Technology Group LTD (the “Company,” “we” and “our”). For the purpose of the Registration Statement on Form F-1 and this letter, references to “the Group” are to the Company, its British Virgin Islands subsidiary and its PRC subsidiaries, including Work (Hangzhou) Medical Treatment Technology Co., Ltd., Shanghai Saitumofei Medical Treatment Technology Co., Ltd., Hunan Saitumofei Medical Treatment Technology Co., Ltd., Hangzhou Woli Medical Treatment Technology Co., Ltd., Hangzhou Shanyou Medical Equipment Co., Ltd., Shanghai Chuqiang Medical Equipment Co., Ltd., Hangzhou Hanshi Medical Equipment Co., Ltd., and Hangzhou Youshunhe Technology Co., Ltd., collectively. For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (“Amendment No. 5 to Registration Statement on Form F-1”) is being submitted to accompany this letter.

Amendment No. 4 to Registration Statement on Form F-1 filed on September 29, 2023

Cover Page

1. We note your statement that you are not required to submit an application to the CSRC for its approval of this offering and the listing and trading of your Ordinary Shares with Nasdaq under the M&A Rules, while you will nevertheless have to file with the CSRC in accordance with the Trial Administrative Measures with respect to this offering. Please revise to expressly state whether this offering requires CSRC approval under the Trial Administrative Measures.

In response to the Staff’s comments, we revised the disclosure on the cover page and page 7.

Interim Financial Statements, page F-29

2. Your audited financial statements are currently older than 12 months and this is an initial public offering of your ordinary shares. Accordingly, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representations in an exhibit. Refer to Instruction 2 to Item 8.A.4. In addition, please have your independent accounting firm provide an updated consent as Exhibit 23.1.

In response to the Staff’s comment, the Company is, via EDGAR, submitting to the Commission a letter that provides the representation identified in Instruction 2 to Item 8.A.4. of Form 20-F (the “Letter”), as well as filing the Letter as an exhibit to Amendment No. 5 to Registration Statement on Form F-1.

Note 12. Related Party Transactions, page F-43

3. We have reviewed your response to prior comment 5. Please clarify whether the compensation to your CEO and CFO has been recorded in your financial statements. If no amount has been recorded, please revise your financial statements to include compensation or explain why a revision is not necessary.

In response to the Staff’s comments, we respectively advise the Staff that the compensation of our CEO for the year ended September 30, 2022 and the six months ended March 31, 2023 was approximately $17,472 and $26,208, respectively, and the compensation of our CFO for the year ended September 30, 2022 and the six months ended March 31, 2023 was approximately $8,000 and $12,000, respectively. The aggregate amount of unpaid compensation of our CEO and CFO for the year ended September 30, 2022 and the six months ended March 31, 2023 was approximately $25,472 and $38,208, respectively, which has not been recorded in the financial statements, as we believe the financial impacts of such compensation were immaterial. The Company expects to accrue and record all of the accumulated unpaid compensation in our financial statements for the year ended September 30, 2023.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Shuang Wu
Name:	Shuang Wu
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC